SEC 05039110 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E.Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave.
(No. and Street)

Syosset, NY 11791
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Gaye 516 921-4650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

22 Jericho Turnpike Mineola NY 11501
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

RECEIVED
MAR 01 2005

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities, Ltd, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN F. PRINCIPE
Notary Public, State of New York
No. 02PR4505412
Qualified in Suffolk County
Commission Expires August 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on Internal Control Required by SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye and Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd.as of December 31, 2004, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. as of December 31, 2004, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A Don Angelo

Mineola, New York
February 17, 2005

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
For the Year Ended December 31, 2004

Assets

	2004
Current Assets:	
Cash and cash equivalents	$ 16,425.00
Deposit-clearing organization	29,974.00
Marketable securities	54,566.00
Accounts receivable	22,451.00
Prepaid expenses	2,951.00
Total Current Assets	126,367.00
Other Assets:	
Security deposit	1,080.00
Total Other Assets	1,080.00
Total Assets	$ 127,447.00

Liabilities and Stockholders Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 12,079.00
Taxes payable	-
Total Liabilities	12,079.00
Stockholder's Equity:	
Common Stock, no par value, 200 shares authorized; 20 shares issued and outstanding	105,688.00
Retained earnings	9,680.00
Total Stockholder's Equity	115,368.00
Total Liabilities and Stockholder's Equity	$ 127,447.00

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2004

	2004
REVENUES:	
Commissions - clearing broker	$ 168,978.00
Commissions - mutual funds	109,033.00
Trading gains and losses	826.00
Interest	94.00
Other Income	1,763.00
Total Revenue	280,694.00
EXPENSES:	
Payroll and benefits	170,535.00
Commissions	41,004.00
Communications	18,361.00
Office Expense	14,908.00
Rent	8,038.00
Regulatory fees	7,792.00
Professional Fees	5,262.00
Advertising & Promotion	4,091.00
Travel & Entertainment	4,595.00
Auto	3,983.00
Insurance	3,256.00
Other operating expenses	457.00
State Income Tax	372.00
	282,654.00
NET LOSS	$ (1,960.00)

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2004

	2004
Retained Earnings, beginning of year	$ 117,327.00
Net Loss	(1,960.00)
Dividends Paid	-
Retained Earnings, end of year	$ 115,367.00

See auditor's report and notes to financial statements

C. E. Gaye and Sons Securities Limited
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($1,960)
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Deposit-Clearance Organization	22
Marketable Securities	312
Accounts Receivable	(5,604)
Prepaid expenses	(2,711)
Security deposit	(13)
Increase (decrease) operating liabilities:	
Accounts Payables and Accrued Expenses	3,573
Taxes Payable	(2,081)
Total Adjustments	(6,502)
Net cash provided by operating activities	(8,462)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on Common Stock	0
Net cash used in financing activities	0
Decrease in cash	(8,462)
Cash at beginning of the year	24,887
Cash at end of year	$16,425

See auditor's report and notes to financial statements.

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2004
Schedule 1

	2004
Net Capital	
Total Stockholder's Equity	$ 115,368.00
Deductions	
Non-allowable Assets:	
Deposits	1,080.00
Pre-paid taxes	2,951.00
	4,031.00
Net Capital before haircuts on security positions (tentative net capital)	111,337.00
Haircuts on other securities	373.00
Net Capital	$ 110,964.00
Aggregate indebtedness	
Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 12,080.00
Total Aggregate Indebtedness	12,080.00
Computation of Basic Net Capital Requirement	
Minimum net capital required	50,000.00
Excess net capital	60,964.00
Ratio: Aggregate indebtedness to net capital	1:9.2

See auditor's report and notes to financial statements

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS ORGANIZATION AND DESCRIPTION

C. E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 20 shares outstanding. The corporation operates in 18 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 8 international clients.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis

b. Office Furniture, Fixtures, Equipment & Leasehold Improvements

The cost of this property is treated as an expense within the limitation of Section 179 under the Internal Revenue Code. All fixed assets have been fully depreciated and have no book value.

c. Income Taxes

C. E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2004 was Federal (-0-). New York State ($372).

d. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

e. Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

4. EMPLOYEE BENEFIT PLAN-DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd. provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2004 was $15,142. It was funded in full in 2004.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd. leases its office space under a lease agreement expiring November 1, 2007, requiring annual base rental payments of $13,416 plus adjustment for real estate tax increases.

Minimum rents due under the lease are as follows:

2005	$13,025
2006	$13,416
2007	$11,458

6. NET CAPITAL REQUIREMENTS

C. E. Gaye & Sons Securities, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. Computation of net capital and net capital ratios is shown on Schedule 1 of this report.

C. E. GAYE & SONS SECURITIES, LTD.
STOCKS - BONDS-MUTUAL FUNDS
MEMBERS: NASD - SIPC
75 Jackson Ave. #206 - Syosset, NY 11791
Phone 516.921.4650 Fax 516.921.4645

February 17, 2005

Joseph A. Don Angelo, CPA
22 Jericho Tpke.
Mineola, NY 11501

Dear Mr. Don Angelo:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related statements of income, changes in stockholder equity, and cash flows of C. E. Gaye & Sons Securities, Ltd. as of December 31, 2004, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of C. E. Gaye & Sons Securities, Ltd. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 17, 2005 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all –

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices, that we have not advised you of.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the entity involving –

   a. Management

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

11. There are no –

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has compiled with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the consolidated financial statements or notes thereto or as follows.

It is understood that the term "securities and investments not readily marketable" shall include but no be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been compiled with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. In addition, the Company at December 31, 2004, had –

a. Recorded all securities exchange memberships on the books.

b. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

c. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

19. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

20. There are no material weaknesses or inadequacies at December 31, 2004, or during the period January 1, 2005 to February 17, 2005 in internal control and control activities for safeguarding securities, and the practices and procedures following in –

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b.. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

21. Net capital computations, prepared by the Company during the period from January 1, 2004, through February 17, 2005, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Very truly yours,

C. E. Gaye & Sons Securities, Ltd.

President & Registered Financial Principal

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To C. E. Gaye Sons & Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye Sons & Securities, Ltd. for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye Sons Securities, Ltd., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mineola, New York
February 17, 2005